Exhibit 99.1

Date: September 08, 2023 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Incannex Announces Participation at the H.C. Wainwright 25th Annual Global Investment Conference - September 11-13, 2023

Melbourne, Australia, September 08, 2023 – Incannex Healthcare Limited (Nasdaq: IXHL) (ASX: IHL), (‘Incannex’ or the ‘Company’) a pharmaceutical company developing cannabinoid pharmaceutical medicines and psychedelic therapies for unmet medical needs, is pleased to announce that it will be featured as a presenting company at the H.C. Wainwright 25th Annual Global Investment Conference - September 11-13, 2023. Incannex will be presenting and taking one on one meetings virtually. Mr Joel Latham, CEO and Managing Director of Incannex, will provide an overview of the Company’s business during the presentation.

If you are an institutional investor and would like to listen to the Company’s presentation or request a 1x1 meeting, please click on the following link (HCW 25th Annual Global Investment Conference Registration Link) to register for the conference.

Event:  H.C. Wainwright 25th Annual Global Investment Conference

Date:  September 11-13, 2023

1x1 virtual meeting availability: September 11-14, 2023, 2:00-6:00pm (U.S. eastern time)

Webcast Link: https://journey.ct.events/view/8ad31a13-d3b5-4827-948c-78e2ed2874d7

Time/Location:  Virtual to start on-demand September 11th at 7:00am (U.S. eastern time)

This announcement has been approved for release to ASX by the Incannex Board of Directors.

END

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

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Date: September 08, 2023 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

About Incannex Healthcare Limited

Incannex is a clinical stage pharmaceutical development company that is developing unique medicinal cannabis pharmaceutical products and psychedelic medicine therapies for the treatment of obstructive sleep apnoea (OSA), traumatic brain injury (TBI) and concussion, lung inflammation (ARDS, COPD, asthma, bronchitis), rheumatoid arthritis, inflammatory bowel disease, anxiety disorders, addiction disorders, and pain, among other indications.

U.S. FDA approval and registration, subject to ongoing clinical success, is being pursued for each drug and therapy under development. Each indication under investigation currently has no, or limited, existing registered pharmacotherapy (drug) treatments available to the public and represent major global economic opportunities to Incannex and its shareholders.

Incannex has a strong patent filing strategy in place as it develops its products and therapies in conjunction with its medical and scientific advisory board and partners. The Company holds 19 granted patents and 30 pending patent applications. Incannex is listed on the Australian Stock Exchange (ASX) with stock code “IHL” and has American Depository Shares listed on NASDAQ under code “IXHL”.

Website: www.incannex.com.au

Investors: investors@incannex.com.au

Forward-looking statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations and estimates, as well as the beliefs and assumptions of management. The forward-looking statements included in this press release represent Incannex’s views as of the date of this press release. Incannex anticipates that subsequent events and developments may cause its views to change. Incannex undertakes no intention or obligation to update or revise any forward-looking statements, whether as of a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing Incannex’s views as of any date after the date of this press release.

Contact Information:

Incannex Healthcare Limited

Mr Joel Latham

Managing Director and Chief Executive Officer

+61 409 840 786

joel@incannex.com.au

Investor Relations Contact – United States

Alyssa Factor

Edison Group

+1 (860) 573 9637

afactor@edisongroup.com

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

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